May 27, 2010	Standard & Poor’s Listed
For Immediate Release	SEC 20-F Statement Filed

NEWS RELEASE

GREAT PANTHER EXTENDS HIGH GRADE GOLD MINERALIZATION AT RECOMPENSA VEIN, TOPIA MINE

GREAT PANTHER SILVER LIMITED (TSX: GPR; the “Company”) is pleased to report initial assay results from the 6,000 metre surface drill program being conducted at the Topia Mine in Durango, Mexico.

The first target drilled was the gold-rich Recompensa Vein. Several holes (ST10-098, 099 and 100) were drilled below the 1170 level to guide mine development, while hole ST10-101 was drilled above the 1170 level at the east end of the development to test the Recompensa Vein and several footwall veins noted from surface geological mapping and sampling. The Recompensa Vein is consistently narrow, but the very high grades and the use of the resue mining method make it economic to mine. Drilling highlights are presented in the table below and a plan map and longitudinal sections with the 2010 surface drilling results are located on the Company web-site at www.greatpanther.com.

Highlights from the Recompensa drilling include an intersection of 89.1g/t gold, 150g/t silver, 1.67% lead, and 1.57% zinc over 0.17m (true width 0.14m) in hole ST10-100. In the most easterly hole, ST10-101, there are multiple intersections of mineralized veins, with the Recompensa Vein averaging 9.1g/t gold, 601g/t silver, 12.8% lead, and 15.3% zinc over 0.28m (true width 0.27m) . To the north, in the footwall of the Recompensa Vein there are three significant intersections that are believed to be part of the Oliva Vein system. One of these returned 7.34g/t gold, 496g/t silver, 2.5% lead, and 3.17% zinc over 0.16m (true width 0.15m) . To the west, the Recompensa and Oliva Veins are interpreted to merge together. The Recompensa Vein has now been extended horizontally to a strike length of approximately 500 metres and vertically by another 50-60 metres below the current mine workings. Several more drill holes have been planned to test the Recompensa / Oliva Veins in the coming months.

Three core holes (ST10-102, 103 and 104) were drilled in the El Ochenta area. Although two veins were intersected there were no significant values to report. The initial drill hole in the upper portion of the Don Benito Vein system (ST10-105) was successful, however, with an intersection of 0.9g/t gold, 969g/t silver, 21.3% lead, and 0.35% zinc over 0.35m (true width 0.22m) ..

Presently the drill is on the La Prieta concession, purchased by Great Panther in 2009 and never before drilled, while the Company awaits assay results from drilling completed at the Don Benito, Cantarranas, El Rosario, and San Gregorio Veins. Mineral resource updates will commence on all viable areas on the completion of drilling, with the potential addition of four to five new veins to the Topia resource. Added mineral resources will play an important role in the Company’s plans to increase production 20% per year from 2010 to 2012.

2010 SURFACE DRILLING RESULTS, TOPIA MINE

Hole	VEIN	From	To	Width (m)	TW (m)	Au (g/t)	Ag (g/t)	Pb %	Zn %

Recompensa and Oliva Veins

ST10-99	Recompensa	141.33	141.43	0.10	0.08	38.5	69	0.38	2

ST10-99	Recompensa?	143.61	143.71	0.10	0.08	23.9	49	1.31	0.48

ST10- 100	Recompensa	98.57	98.74	0.17	0.14	89.1	150	1.67	1.57

ST10- 100	Oliva West?	132.70	132.82	0.12	0.10	6.25	9	0.33	0.08

ST10- 101	Recompensa?	125.96	126.30	0.34	0.33	2.81	366	2.67	13.8

ST10- 101	Recompensa	138.84	139.12	0.28	0.27	9.12	601	12.8	15.3

ST10- 101	Oliva West?	161.77	161.87	0.10	0.10	7	49	2.68	1.02

ST10- 101	Oliva West?	162.32	162.48	0.16	0.15	7.43	496	2.5	3.17

ST10- 101	Oliva West?	197.30	197.45	0.15	0.14	4.13	203	3.01	3.56

Don Benito Vein
ST10- 105	Don Benito Alto	154.50	154.85	0.35	0.22	0.9	969	21.3	0.35

Robert F. Brown, P Eng. and Vice President of Exploration for the Company, is the Qualified Person for both the Guanajuato Mine and the Topia Mine, under the meaning of NI 43-101. A full QA/QC program is followed in the drilling program including the regular insertion of duplicates, blanks, and standards into the core sampling sequence. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.